

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
999 3rd Avenue, Suite 3300
Seattle, WA 98105

> **Re: Arrived Homes, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 30, 2020**
> **File No. 024-11325**

Dear Mr. Frazier:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

Offering Statement on Form 1-A

Appraised Value, page 46

1. We note your response to prior comment 6 and that you continue to refer to the valuation reports and now direct investors to your website. If you cannot provide consents please remove the references to the valuation reports. Otherwise, please provide us with a legal analysis showing how you determined that you may disclose valuation reports without filing the consents required by Item 17 of Form 1-A.

<u>Management Compensation, page 57</u>

2.   We note your response to prior comment 8; however, on page 57 you continue to state that you will reimburse the manager for compensation and expenses of your directors. Please revise or advise.

      You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Paul C. Levites, Esq.